Filed by Apergy Corporation

Pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Apergy Corporation

Commission File No.: 001-38441

This filing relates to a proposed business combination involving

Apergy Corporation, Ecolab Inc. and ChampionX Holding Inc.

Date:	March 13, 2020

To:	The Apergy Team

Subject:	Market Conditions Update

I wanted to share an update as we all consider the fast changing global economic environment, as well as the oil industry challenges caused by the effects of the global coronavirus outbreak and recent OPEC+ decisions impacting oil pricing.

The safety of you, your family and your loved ones is paramount. Please take extra precautions to ensure you are protecting yourself during this unprecedented time. We shared a detailed review of our response to the outbreak by email yesterday and I encourage every team member to support our efforts. I have faith the actions being taken to combat the spread of the virus – including the precautions we have put in place – will work over time. We must take these precautions seriously. They are fully aligned with our commitment to improving lives and designed to help protect our employees and their families.

Relative to the global economic disruption that is evident in the markets, we are also taking affirmative steps consistent with our purpose. Since our launch as a public company in May 2018, we have demonstrated the resilience of our purpose-driven, customer-centric model. As a result, we are well equipped to manage through cyclical downturns and to address market realities like those we face today. We are actively preparing for the challenges ahead with our managers - helping ensure we are equipped to respond quickly to the outbreak and resulting market uncertainty.

In times like these, we are reminded of the things that make us unique: our great team and the valuable work our customers rely on us to do. While this uncertainty creates tough times for our customers, the world still relies on them to meet global energy needs with 100 million barrels of oil per day and our work is vital in supporting them.

When our customers must meet this demand at reduced hydrocarbon prices, they need the value we bring even more to help them produce safely, efficiently and effectively. We must stay focused on doing our work safely and sustainably while helping our customers recognize the value we bring to their operations during this challenging time.

I know this environment creates many questions, including questions about our upcoming merger with ChampionX. As we prepare to embark on our “Better Together” journey, we will be combining two healthy companies with complementary offerings and the resources to help our customers succeed despite tough market circumstances. The work we are doing will continue and this market is a compelling reminder of why we will be stronger and Better Together:

•	Together we represent teams with families, communities and customers who depend on each of us, so safety is more important now than ever.

•	Together we have more certainty because more than 80% of our business will be focused on enhancing our customers’ production, which remains a critical need every day.

•

Together we will bring unique and critical skill sets by combining applied chemical technologies, artificial lift expertise, digital technologies, and critical drilling and completions technologies with powerful opportunities for combined, valuable insights.

•	Together we will be a healthier company with a scale unique amongst our peers, which will enable our people to share their expertise every day in the oilfield.

•	Together we will be much stronger company financially with lower cyclicality, broader customer base, global footprint, and strong free cash flow generation.

•	Together we will have deep experience in navigating challenging times like these.

These are extraordinary times. During times like this, we have to remain focused on things within our control. Your support in working safely, meeting our commitments to customers, improving productivity and staying true to our purpose will help ensure that we are navigating this market volatility successfully and achieving great things in the years ahead. I am reminded now of the strength and resilience of our teams, which has always been the foundational element, that makes us successful.

Together, we are Apergy!

Best regards,

S. ‘Soma’ Somasundaram

President and CEO

Forward-Looking Statements

This news release contains statements relating to future actions and results, which are “forward-looking statements” within the meaning of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. Such statements relate to, among other things, Apergy’s market position and growth opportunities. Forward-looking statements include, but are not limited to, statements related to Apergy’s planned merger with ChampionX, statements related to Apergy’s expectations regarding the performance of the business, financial results, liquidity and capital resources of Apergy, the effects of competition, and the effects of future legislation or regulations and other non-historical statements. Forward-looking statements are subject to inherent risks and uncertainties that could cause actual results to differ materially from current expectations, including, but not limited to, tax and regulatory matters; and changes in economic, competitive, strategic, technological, regulatory or other factors that affect the operation of Apergy’s businesses. You are encouraged to refer to the documents that Apergy files from time to time with the Securities and Exchange Commission (the “SEC”), including the “Risk Factors” in Apergy’s Annual Report on Form 10-K for the year ended December 31, 2019, and in Apergy’s other filings with the SEC, for a discussion of these and other risks and uncertainties. Readers are cautioned not to place undue reliance on Apergy’s forward-looking statements. Forward-looking statements speak only as of the day they are made and Apergy undertakes no obligation to update any forward-looking statement, except as required by applicable law.

Important Information About the ChampionX Transaction and Where to Find It

In connection with the proposed transaction, Apergy has filed a preliminary proxy statement on Schedule 14A and a registration statement on Form S-4 containing a prospectus with the Securities and Exchange Commission (the “SEC”) and ChampionX Holding Inc. has filed a registration statement on Form S-4 and Form S-1 containing a prospectus. Both Apergy and ChampionX expect to file amendments to these filings before they become effective. INVESTORS AND SECURITYHOLDERS ARE ADVISED TO READ THE REGISTRATION STATEMENTS/PROSPECTUSES AND PRELIMINARY PROXY STATEMENT AND ANY FURTHER AMENDMENTS WHEN THEY BECOME AVAILABLE AS WELL AS ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT APERGY, ECOLAB, CHAMPIONX AND THE PROPOSED TRANSACTION. Investors and securityholders may obtain a free copy of the registration statements/prospectuses and preliminary proxy statement and any further amendments (when available) and other documents filed by Apergy, Ecolab and ChampionX with the SEC at the SEC’s website at http://www.sec.gov. The registration statements/prospectuses and preliminary proxy statement and other documents (when they are available) can also be obtained free of charge from Ecolab upon written request to Ecolab Inc., Attn: Investor Relations, 1 Ecolab Place, St. Paul, MN 55102, or by e-mailing investor.info@ecolab.com, or upon written request to Apergy, Investor Relations, 2445 Technology Forest Boulevard, The Woodlands, Texas 77381, or by e-mailing david.skipper@apergy.com.

Participants in the Solicitation

This communication is not a solicitation of a proxy from any security holder of Apergy. However, Apergy, Ecolab and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders of Apergy in connection with the proposed transaction under the rules of the SEC. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the stockholders of Apergy in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information about the directors and executive officers of Ecolab may be found in its Annual Report on Form 10-K filed with the SEC on March 1, 2019, and its definitive proxy statement relating to its 2019 Annual Meeting of Shareholders filed with the SEC on March 15, 2019. Information about the directors and executive officers of Apergy may be found in its Annual Report on Form 10-K filed with the SEC on March 2, 2020, and its definitive proxy statement relating to its 2019 Annual Meeting of Stockholders filed with the SEC on March 25, 2019.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Investor Contact: David Skipper

david.skipper@apergy.com

713-230-8031

Media Contact: John Breed

john.breed@apergy.com

281-403-5751

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